Mail Stop 3561


      	March 10, 2006

Mr. Donald Peay
World Trophy Outfitters, Inc.
4245 Production Court
Las Vegas, NV 89115

      Re:	World Trophy Outfitters, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
   File No. 333-128532
		Filed on February 13, 2006

Dear Mr. Peay:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

1. We note your response to comment 9. Please revise to indicate that the company has no present intention to have its common stock traded on the OTC Bulletin Board or any other market.

Risk Factors, page 4

2. We note your response to comment 11. We note your statement that
"the following risk factors which describe all material risks that relate specifically to us and of which we are aware." You should not reference risks that are not deemed material. Revise to delete the noted statement.

3. Please revise your third risk factor to indicate your amount of working capital as of the latest interim financials. Also clarify whether you have a source for the $100,000 in additional funding needed to execute your plan of operation.

4. Revise your sixth risk factor to indicate the aggregate price paid by the existing stockholders and the aggregate price paid by new investors at the minimum and maximum amounts. Also indicate the percentage of securities owned by the new investors with purchases of the minimum and maximum amounts.

5. Revise your twelfth risk factor to address what recourse Mr.
Peay
has to receive payment for the $123,000 owed under the asset purchase agreement.

Dilution, page 8
6. In your disclosures we note that you present your calculation as of
September 30, 2005 and that your calculation does not take into account any changes in net tangible book value after this date. Please ensure that this disclosure is appropriately updated in any subsequent amendment.

Use of Proceeds, page 9
7. We note your response to comment 28. We continue to believe that the comment is appropriate. If you reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Revise as appropriate.
8. We note your response to comment 33. We note you indicate that working capital may be used for product development, professional fees including legal and consulting fees, office supplies and travel costs.
Revise to indicate the amount you expect to use for the noted purposes. As noted above, if the amount expended on working capital may very significantly then you must specifically discuss the contingencies and note the alternatives to such uses.

Description of Business, page 12

General
9. We note that you offer additional consulting services. Clarify whether the company charges additional fees for these consulting services.



10. Please clarify your business relationship with guides and outfitters. We note you indicate that you provide outfitters with information about improving land use and improving their business operations by effective marketing their hunting services.

Our Marketing and Advertising Plan, page 13
11. Please clarify your last sentence in the third paragraph in this section.
12. We reissue our prior comment 40 in its entirety. Please note that while the last paragraph is a start, it requires further explication.
In addition, please advise us of the relevance of the first paragraph under this heading, beginning, "[h]igh end hunting adventures ..." to this section.
13. Please reconcile your statement on page 13 that, "at present" you have sold six of the ten Dall Sheep Hunts purchased from Artic Red River Outfitters with your page 14 statement that all of the 15 hunts you have bought have been resold. Please eliminate the reference to
"at present" and disclose a specific date. In addition, please clarify your reference to "[t]hrough 2005" on page 14; does this refer to the calendar year, fiscal year, or another date such as September 30, 2005? Finally, a review of your balance sheet indicates that you have inventory at September 30, 2005. Please reconcile the inventory balance with the fact that you have sold all of the hunts which you purchased.

Sources and Availability of Hunting Packages, page 14
14. Revise to indicate whether you have any contracts with the guides and outfitters used by the company beyond the hunting trips purchased from the guides and outfitters.
15. Your disclosure indicates that you have purchased several hunts since your previous amendment was filed. Please file these purchase agreements as exhibits and file any other material contracts that the company has entered into.

Distribution, page 14
16. On page 14 the company states that it contacts "reputable" outfitters. Please disclose how the company determines whether an outfitter is reputable and what factors it considers in its analysis.
If the company warrants to its purchasers that its outfitters are reputable please add disclosure, including in the Risk Factors.





17. We reissue our prior comment 45 in its entirety. Please note that distribution also includes the processes whereby the company engages the client, delivers its product to the client, and receives compensation from the same. Please supplement your disclosure as necessary.

Description of Property, page 16
18. Please reconcile your statement that you pay minimal rent with your statement that no rent has been paid. In addition, please disclose whether any reimbursement paid to Mr. Peay for rental charges will be limited to the amount payable under the terms of a lease with an unaffiliated lessor. Clarify the rent payment amount.

Management`s Discussion and Analysis or Plan of Operation, page 16
19. In reviewing your disclosure on page 17, it appears as if the sales price for the Dall Sheep Hunts with Artic Red River Outfitters has fluctuated between $14,000 and $15,000. Please advise us, supplementally of whether the sales prices represent a discernable trend. If there is a trend towards lower sales prices, please include additional disclosure.
20. Please elaborate on consulting services you provided to Wild
Wings
Hunting and Sporting Clays, Inc. Your discussion should include, but is not limited to, the nature of the services provided; the costs to the company of providing those services; and, the approximate date such services were completed. Please see our prior comment 52.
21. We note your disclosures on page 18 that you "do not have specific milestones in implementing [y]our business plan" and that your plan of operations consists of raising funds, acquiring hunts and continuing to fund operations. Please elaborate on your disclosure regarding your plan of operations. If management does not have specific milestones or goals, how then will it evaluate its progress? Please refer to comments 38 and 47 from our prior letter dated, October 31,
2005 for additional guidance.
22. We reviewed your response to our prior comment 50, noting the insertion of a table on page 17 that lists 13 hunts sold. Please revise to reconcile your licenses sold (or hunting packages sold) and acquisition cost to revenues and cost of sales for each period for which a statement of operations is presented.
23. Revise your filing to consistently disclose the number of hunts sold. On pages 13 and 17, you disclose six Dall Sheep hunts have been resold which is not consistent with the table presented on page 17.

Liquidity and Capital Resources, page 19
24. Please revise to update the information through the most recent interim financial statements.
25. Revise to indicate how long the company can satisfy its cash requirements.
26. We reissue our prior comment 57. Please expand your discussion of the items that impacted your cash flow from operations during the relevant periods.
27. Please revise to indicate the financing activities through the latest interim financial statements.

Employees, page 20
28. Revise to indicate the number of additional employees you plan on hiring.

Directors, Executive Officers, Promoters and Control Persons, page
21
29. On page 21 you disclose that Peay`s Consulting Companies, Inc. provides "revenue generation strategies for businesses involved in the wildlife conservation and hunting industries." These types of services would appear to compete with the consulting services provided by the company. Please add disclosure discussing this potential conflict of interest, including a discussion of any fiduciary duties owed with respect to the presentment of corporate opportunities. In addition, please disclose how Mr. Peay will address these obligations.

Executive Compensation, page 21
30. We note your statement that "we do not intend to pay Mr. Peay a salary during 2005." Indicate whether the company paid Mr. Peay a salary during 2005. Revise to address the company`s current compensation arrangements with Mr. Peay.
31. We note your disclosure on page 22 that you "intend to pay
[Mr.
Peay] a salary at rates that are similar to the rates paid by similarly situated companies." Please include a statement indicating who will be responsible for determining Mr. Peay`s compensation. If the Board of Directors determines his compensation, please indicate
Mr. Peay`s degree of involvement in determining the compensation. Currently we note that Mr. Peay is the only director and consequently could set his own pay. As a result, there may be a conflict of interest which should be disclosed.
32. In reviewing your disclosures on page 22 regarding the asset purchase agreement between the company and Mr. Peay it appears as if
Mr. Peay received a personal gain of approximately $33,000 as a result of the sale. Please update your "Executive Compensation" disclosure to discuss this gain or advise us why disclosure is not required. We may have further comment.

Plan of Distribution, page 24
33. We note your response to comment 6. Revise this section to address prior comment 6. We may have further comment.

Available Information, page 26
34. Please be advised of the Commission`s new address:

100 F Street, NE
Washington, DC  20549
35. Revise to provide all of the information required by Item
101(c)(1), (c)(2), and (c)(3) of Regulation S-B.

Financial Statements

Statements of Income, F-4
36. Based on the information disclosed on page 17, it appears you had revenue generating transactions between related parties. Please revise to present the dollar amount of related party transactions on the face of the statements of income.

Statements of Cash Flows, F-6
37. We do not see where you have responded to our prior comment
73;
therefore, we are reissuing our comment in its entirety. Please revise your statement of cash flows to present related party payables and carryover basis of inventory as financing activities. In this regard, please revise the description of the carryover basis of inventory to more accurately reflect the nature of this transaction
(that is, this transaction appears more akin to a dividend).

Notes to Financial Statements

Note 1 - Organization and Summary of Significant Accounting
Policies

Accounts Receivable, F-7
38. Considering your hunts will be completed in 2006 and 2007 and payment of the remaining 50% of hunts sold is due three months prior to the date of the hunt, it is unclear how you believe credit is
generally extended on a short-term basis.   In addition,
considering
you are a development stage company (January 13, 2005 inception date) justify your statement that accounts receivable are periodically evaluated for collectibility based on past history with clients and loss experience. Please clarify and revise.

Revenue Recognition, F-7
39. We note you recognize all revenue (i.e. the total contract sale) from hunt sales on the date a contract and non-refundable down payment
(deposit) is received. Considering only a deposit from the sale is received upon execution of the sales contract, rights to the hunting trip are for a future period, and the final payment is not due in many cases, over a year after the contract is signed, justify why it is appropriate to recognize revenue for the entire contract sale on the date the deposit is received. Cite the specific authoritative literature you used to support your accounting treatment. In addition, tell us how your accounting treatment is consistent with the guidance of SAB Topic 13 (A3)(d). See also our comment below.
40. We read your response to comment 75 and your revised disclosure;
however, we do not see where you have provided persuasive evidence supporting your accounting treatment. Considering your hunts will be completed in 2006 and 2007, and your limited operating history (i.e.
inception in January 2005, and a significant portion of your sales appear to be with first-time buyers), it is not clear how you have determined collectibility is reasonably assured.
41. Please revise your policy disclosure for consulting services to clarify what services you provide. Your disclosure should also address each of the four criteria described in SAB 104. Disclose the significant terms and conditions related to your consulting services, including any customer acceptance provisions and other post-delivery obligations (e.g. providing your customers with future services, etc.). Revise MD&A accordingly.
42. In addition to our comments above related to your sales contracts and consulting services, provide a detailed discussion of the applicability of EITF 00-21, Revenue Arrangements with Multiple Deliverables, and how your accounting treatment is consistent with this guidance. In an effort to assist us in understanding your response, please consider providing us with an example of your standard sales contract.

Other Regulatory
43. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

Part II - Information not Required in Prospectus

Recent Sales of Unregistered Securities
44. In your response to Item 26 we note that Brian Trapnell and Sugar
Loaf Management, LLC purchased shares of the company. Please disclose whether either party is a broker, dealer, or affiliate thereof. In addition, please advise us of any relationships between these parties and Mr. Peay. In this respect, we are particularly interested in the parties` business interests, and whether the company will provide services to these parties in the future.
45. Revise to indicate the dates of the securities transactions.
46. Revise to indicate the specific exemptions relied upon. Also indicate the facts relied upon to make the exemptions available for the noted transaction. We may have further comment.

Signatures
47. As required by Instruction 1 to the Signature requirements of the
Form, the signature of the controller or principal accounting officer must also be included. Please include the appropriate signature or title.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	Eric Robinson
	Fax: (801) 521-7965




Mr. Donald Peay
World Trophy Outfitters, Inc
March 10, 2006
p. 1